Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

June 26, 2023

Via EDGAR

Raymond Be, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the "Registrant")
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Be:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me and my colleagues Laura Latham and Deanna Pellack by video call on May 24, 2023. The Registrant filed the Amendment with the Commission on September 19, 2022, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of adding a new series, the Principal Focused Blue Chip ETF (the “Fund”), to the Registrant. The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 111). The Registrant anticipates that this Amendment No. 111 will go effective on July 10, 2023.
Comment 1: Prior to the effectiveness of the Fund’s registration statement, please contact either the Division of Investment Management’s Analytics Office or Office of Chief Counsel to inform that office of the existence of the Fund, as a newly publicly available non‑transparent exchange‑traded fund.
Response: Registrant has done so.
Comment 2: Please include a finalized fee table (including footnotes) in the B filing for the Fund and in your response letter. Please also explain supplementally how Principal Global Investors, LLC (“PGI”), the Fund’s investment adviser, estimated “other expenses” and determined that the estimate was reasonable.
Response: The Registrant has done so. Included below is the finalized fee table (including footnotes).

Management Fees	0.58%
Other Expenses	—%
Total Annual Fund Operating Expenses (1)	0.58%
(1)    The investment management agreement (the “Management Agreement”) between the Fund and Principal Global Investors, LLC (“PGI”) provides that, for the duration of the Management Agreement, PGI will pay all operating expenses of the Fund, except for the Management Fee, payments made under the Fund’s Rule 12b-1 plan (if or when such fees are imposed), brokerage commissions and other expenses connected to the execution of portfolio transactions, interest expense, taxes, acquired fund fees and expenses, litigation expenses and other extraordinary expenses.

The Fund’s estimated “other expenses” paid by the shareholders are expected to be zero. This Fund, like the other ETFs of the Registrant, pay a unitary fee to PGI as the management fee. That unitary fee traditionally includes the “other expenses” that an investment portfolio series that does not pay a unitary fee typically includes (e.g., custodial and transfer agency fees, and independent board member fees).
Comment 3: In the Fund’s Principal Investment Strategies, please provide a more definitive definition of “blue chip” companies with more objective tests.
Response: Registrant has revised this language to remove, in PGI’s view, the more subjective criteria. Registrant has also, in response to Comments 4 and 5 below, provided more disclosure regarding the criteria PGI uses when selecting portfolio securities. Registrant has also reviewed the principal investment strategies of other “blue chip” registered investment companies and believes that its pre-existing and revised “blue chip” disclosures are in line with these other companies.
Comment 4: The Fund’s Principal Investment Strategies state that the “Fund tends to focus on securities of companies that show potential for growth of capital as well as an expectation for above‑average earnings.” Please briefly describe the types of data and analysis that the portfolio managers use to determine which companies fit these criteria.
Response: Registrant has provided this information in combination with its response to Comment 5 immediately below.
Comment 5: The Fund’s Principal Investment Strategies state that the Fund “uses a bottom‑up, fundamental process, focusing on a fundamental analysis of individual companies.” Please provide more detail.
Response: Registrant has provided more detail.
Comment 6: In the Fund’s Principal Investment Strategies, please provide a range of the number of securities in which the Fund will invest.
Response: Registrant has provided this range
Comment 7: In the first sentence of paragraph three of the Fund’s Principal Investment Strategies, please add “non‑transparent” after “actively managed.” Please make this same change in other instances throughout the registration statement.
Response: Registrant has made these changes.
Comment 8: Pages 7 and 9 of the Fund’s prospectus refer to non‑existent tables. Please revise.
Response: Registrant has so revised.
Comment 9: Page 12 of the Fund’s prospectus details certain market trading risks, including certain risks for the Fund’s portfolio securities that trade on foreign exchanges. Please reconcile these disclosures with the fact that, pursuant to its exemptive order, the Fund is limited in its ability to invest in securities that trade on most foreign exchanges.
Response: Registrant has deleted this language.
Comment 10: Page 13 of the Fund’s prospectus refers to Tracking Basket Structure Risk and associated premiums/discounts, bisk/ask spreads, and tracking error thresholds. Please provide a cross-reference to the SAI and discuss these thresholds more fully in the SAI.
Response: Registrant has done so.

Comment 11: Discuss fact that, to the extent that the Fund’s investment adviser determines that a security held in Fund’s portfolio (but not in the proxy portfolio) does not have readily available market quotes and that such circumstance may affect the reliability of the proxy portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in Fund’s portfolio, will be publicly disclosed on the Fund’s website. Provide a cross reference to the SAI and discuss these circumstances more fully in the SAI.
Response: Registrant has done so.
Comment 12: Please add the name of the licensor to the Fund’s prospectus or SAI.
Response: Registrant respectfully declines to add the licensor’s name to its prospectus or SAI. PGI and the licensor are party to a licensing agreement, which requires PGI, on behalf of the Fund, to add disclaimer language to the prospectus and/or SAI if the licensor’s name is disclosed in the prospectus and/or SAI. Registrant would rather not add this disclaimer language. Registrant also notes that the Fund’s exemptive notice, which is publicly available, discloses the name of an affiliate of the licensor. In other words, if an investor wants to know the identity of the licensor, the investor can find this information.
Comment 13: In the Fund prospectus or SAI, please state the following or something to the following effect: The Fund and each person acting on its behalf will comply with Regulation Fair Disclosure as if it applied to them.
Response: Registrant notes that this requested language is already in the SAI under the heading Portfolio Holdings Disclosure.
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Please call me at (515) 247-6651 if you have any questions.

Sincerely,

/s/ John L. Sullivan

John L. Sullivan
Counsel and Assistant Secretary, Registrant